

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2015

Ying Wai Leung
Chief Executive Officer
Birdbill, Inc.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Birdbill, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2015**
> **File No. 333-205792**

Dear Mr. Leung:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure your financial statements comply with the updating requirements of Rule 8-08 of Regulation S-X.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you

appear to have nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

4. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the securities being offered by your selling stockholders are being offered by or on behalf of the registrant. Please provide us with your detailed analysis of why the securities being offered by your directors are not being offered by or on behalf of the registrant. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise your registration statement to identify the selling security holder as an underwriter and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

5. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K.

Outside front cover page of the prospectus

6. Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

The Offering, page 2

7. Please disclose in the "Use of Proceeds" section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

Risk Factors, page 2

8. Please expand your risk factors to address any material risks associated with the following:

- Substantially all of the company's operations are concentrated in the PRC;

- Chinese regulations restrict foreign ownership of companies in certain industries, including your intended financial and online services;

- The company conducts operations outside of the U.S. and the ability to pursue legal matters and enforce foreign judgements is subject to limitations imposed by other jurisdictions;

- U.S. regulators' ability to conduct investigations and inspections within China is limited; and

- Restrictions on transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company's liquidity and impede its ability to use cash in its operations.

9. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with us. The PCAOB, however, is currently prevented from inspecting the U.S.-related audit work and practices of PCAOB-registered firms in China, and, to the extent their audit clients have operations in China, Hong Kong. As a result of this obstacle, investors in U.S. markets who rely on AWC (CPA) Limited's audit report on the financial statements are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

10. We note your disclosure on page 1 that Hotdeal Asia Limited, your wholly owned subsidiary, conducts your business in China. Please tell us in detail whether the government of China restricts foreign ownership of any of the industries in which you or your subsidiaries operate in, and if so, revise your disclosure to describe these restrictions in detail. Additionally, please tell us whether you exhibit control of any of your subsidiaries through contractual arrangements, or if control is established through controlling equity interest. If you control any of your subsidiaries through contractual arrangements, please revise your disclosure to discuss such arrangements in detail and the related risks an investor may face.

Risks Related to Our Securities, page 3

11. In the third risk factor on page 7, you disclose your expectation for listing on the OTCQB. However, you have also stated that no market maker has agreed to apply for listing and you have provided a conflicting risk factor at the top of the same page, which states that there is no established market for your common stock. Please explain why you

believe listing on the OTCQB is likely and revise your disclosure to describe consistently the material risks of which investors should be aware.

Risks Associated with this Offering, page 8

12. In the fourth risk factor of this section, you discuss the risk of not raising the maximum amount of funds under the primary offering. Please describe what recourse and options would be available to prevent termination of operations and, if any, what restrictions such additional financing options may impose.

Use of Proceeds, page 9

13. We note your stated intention to use proceeds for your business plan, general expenses, and working capital. However, your table only allocates net proceeds to working capital. Please revise your disclosure to clarify your intended usage.

14. It appears that the offering costs are variable; however, we do not see such indication in Item 13 of your registration statement. If your offering costs are variable based on the number of shares sold, please revise Item 13 and explain why the costs vary depending upon the amount you raise in the offering considering the amount and type of services provided would seem to be the same regardless of the amount of proceeds.

Determination of Offering Price, page 10

15. We note from your Risk Factors that the offering price was arbitrarily determined. Please revise your disclosures here to state as such.

Plan of Distribution, page 10

16. It seems that all three directors will be involved with selling your common shares. However, we note disclosures elsewhere in your prospectus that only your officer will be selling shares. Please revise, here and throughout your prospectus, to clarify your distribution plans.

Description of Securities, page 11

17. Please provide the disclosure required by Item 202(a) of Regulation S-K.

Information with Respect to the Registrant

Business, page 12

18. We note that you are principally engaged in business and IT consulting services and simultaneously developing birdbill.com. We further note that revenue generated from

Birdbill was "very insignificant" for the reporting period. Please include the required disclosures with respect to your business and IT consulting services.

19. Please provide additional disclosures about your intended business model, including an explanation as to why users would want to purchase Birdbill Points and/or coupons. Here, we note that you have referenced aspects of payment technology, pre-paid debit cards, group-buying discounts, and managing consumer rewards programs. Clarify which aspects of your business are currently operational versus aspirational.

20. Please explain how you will generate revenue from your described operations.

21. We note that Birdbill has sales and promotion channels in over one thousand physical stores but there are partnerships with three companies, two of which are online retailers. Please disclose to what extent you are dependent on the three listed companies and, if true, that 7-Eleven represents all of your physical stores. Explain how such partnerships facilitate your business plan.

Business Strategy, page 14

22. Please disclose the basis for your market estimate of immediately reaching three million customers.

Existing and Probable Government Regulation to Our Current and Intended Business, page 14

23. On page 3 of your prospectus, you disclose that your business will require licenses and permits. Please describe these licenses and permits pursuant to Item 101(h)(4)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

24. We note your reference to your auditor's opinion about your ability to continue as a going concern on page 12. However, the opinion and notes to the financial statements do not discuss such opinion. Please explain.

25. Please include management's analysis of the interim period operating results and financial condition as required by Item 303 of Regulation S-K.

Results of Operations, page 17

26. Please provide management's analysis of the revenues generated as required by Item 303 of Regulation S-K.

27. Please revise the third paragraph to disclose the net income and or the net income per share.

Liquidity and Capital Resources, page 17

28. We note your indication that $12,903 of accounts receivable will be sufficient to enable you to fund your business operations through at least the next two months. This statement seems inconsistent with your disclosure on page 10 where you state that net proceeds of $10,000 from this offering will enable you to expand your operations and other capital needs for the next six months. Revise your disclosure to state clearly how much you will require on a monthly basis to sustain your operations and expand your operations.

29. Please revise your disclosure to discuss significant development milestones, the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses. Please include disclosure to indicate whether you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital and short-term or long-term financial plans.

30. Please revise the second paragraph to reflect the cash flow from operations of $24,780 as disclosed in your audited financials.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 17

31. Please provide details about your directors and executive officers as required by Item 401 of Regulation S-K.

Executive Compensation, page 20

32. Please include the disclosures required by Item 402 of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 20

33. Please include the disclosures required by Item 404 of Regulation S-K, if applicable.

Signatures, page 34

34. Please include the signatures from your board of directors as required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at 202.551.3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Callie Jones, Counsel